October 19, 2007

James H. Groh
Heritage Management Consultants, Inc.
19 Shelter Cove Lane, #101
Hilton Head Island, South Carolina 29928

Louis A. Bevilacqua, Esq.
Thomas M. Shoesmith, Esq.
Joseph R. Tiano, Jr., Esq.
Thelen Reid Brown Raysman & Steiner LLP
701 8th Street N.W.
Washington D.C. 20001

> **Re: China Ritar Power Corp.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2007**
> **File No. 333-142942**

Dear Sir/Madam:

　　　　We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2007 and 2006

1.　　　Please confirm to us that any restatements or other changes to the interim financial statements have been appropriate reflected in the Forms 10-Q for 2007. Please note that the financial statements included in the Form S-1 should not be different from those included in your 1934 Act filings.

Condensed Consolidated Statements of Cash Flows, page F-5

2.   Tell us why net income for the six months ended June 30, 2007 is not the same as net income for that period as reported on the statement of income on page F-3. Revise the statement as necessary.

3.   As a related matter, the Statement of cash flows for the 2007 interim period does not appear to be mathematically accurate. Please revise as necessary.

Note 27 – Restatement of Previously Issued Financial Statements, page F-25

4.   Please add footnote disclosure that explains the nature and derivation of and reason for the $87,881 adjustment to the equity section of the balance sheet appearing on page F-26.

5.   The restated statement of income for the 2007 interim period which appears on page F-27 is not the same as the statement of income for that period as it appears on page F-3. Please revise as necessary to resolve the inconsistencies.

Audited Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Income and Comprehensive Income, page F-33

6.   Please label the statements "as restated" since net income per share and weighted average shares have been restated to correct an error in the S-1 as initially filed.

Note 26. Restatement of Previously Issued Financial Statements, page F-55

7.   Please provide disclosure that separately quantifies and describes the reasons for each individual restating adjustment. For instance, we see changes to numerous balances on the statements of cash flows for 2006 and 2005; however, the footnote lacks detailed quantified disclosure about the impact of the individual errors. Please expand.

8.   Please add disclosure that quantifies the change to weighted average shares and the affect on net income per share for each restated period.

9.   We refer to the restated consolidated statement of cash flows for 2006 presented on page F-58. The item "restricted cash" appears to be incorrectly labeled "contributions from minority interests of a subsidiary." Please revise or advise.

10.   We refer to the restated consolidated statement of cash flows for 2005 appearing
        on page F-59. It continues to be unclear whether the cash flow statement for 2005
        is appropriately prepared. While we understand that you have restated to better
        comply with the foreign currency guidance from SFAS 95, the magnitude of the
        some of the adjustments, especially as related to borrowings and repayments,
        suggests that the statement for 2005 may continue to contain errors. We see for
        instance that proceeds from bank borrowings is now a cash outflow; and,
        repayments of bank borrowings is now a cash inflow. It appears highly unlikely
        that any adjustment to correct the impact of changes in exchange rates would
        change the direction of individual financing cash flows. Please re-visit the
        preparation of the cash flow statement and correct any errors. Please tell us about
        any corrections; or, if you believe there are no errors, please explain in response
        to this comment.

Exhibit 23.1

11.   Please revise the auditor consent to also consent to the reference to the audit firm
        in the introductory paragraph to Selected Consolidated Financial Data.

        As appropriate, please amend your registration statement in response to this
comment. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comment and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comment, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Praveen Kartholy at 202-551-3778 or in his absence, Gary Todd at 202-551-3605 if you have questions regarding these comments. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director